September 4, 2020

VIA EDGAR TRANSMISSION

Katherine Bagley

Office of Trade & Services

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street NE

Washington, D.C. 20549

Re:	FINTECH ACQUISITION CORP III PARENT CORP Registration Statement on Form S-4

Filed August 5, 2020

File No. 333-240410

Dear Ms. Bagley:

On behalf of FinTech Acquisition Corp. III Parent Corp., a Delaware corporation (the “Company”), we submit this letter in response to comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated August 31, 2020 relating to the Registration Statement on Form S-4 of the Company (the “Form S-4”) filed with the Commission on August 5, 2020. We are concurrently filing via EDGAR Amendment No.1 to the Form S-4 (the “Draft Amendment”). The changes reflected in the Draft Amendment include those made in response to the Staff’s comments and other changes intended to update, clarify and render more complete the information set forth therein.

Set forth below are the Company’s responses to the Staff’s comments.  For ease of reference, each of the Staff’s comments is reproduced below in bold and is followed by the Company’s response. In addition, unless otherwise indicated, all references to page numbers in such responses are to page numbers in the Draft Amendment submitted concurrently herewith.

Registration Statement on Form S-4 filed August 5, 2020

Frequently Used Terms, page ii

1.	If material to investors, please define Reimbursable Transaction Expenses. In this regard, we note that the term is defined by reference to disclosure schedules to which investors may not have access.

The Company acknowledges the Staff’s comment and has revised the disclosure on page iii of the Draft Amendment in response to the Staff’s comment.

Risk Factors

“To acquire and retain a segment of our merchants…”, page 18

2.	You disclose that “gaining and maintaining loyalty or exclusivity can require financial concessions to maintain current distribution partners and merchants or to attract potential distribution partners and merchants from [y]our competitors,” and “[you] have been required, and expect to be required in the future, to make concessions when renewing contracts with [y]our distribution partners and such concessions can have a material impact on [y]our financial condition or operating performance.” Please briefly describe the types of financial and other concessions you have made and expect to make in the future.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 18 of the Draft Amendment in response to the Staff’s comment.

“We may not be able to successfully execute our strategy…”, page 27

3.	You disclose that “[a]significant part of [y]our growth strategy is to enter new vertical markets through platform acquisitions of vertically focused integrated payment and software solutions providers and to expand within [y]our existing vertical markets through selective tuck-in acquisitions.” Please clarify whether you have any current plans or agreements for acquisitions.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 26 of the Draft Amendment in response to the Staff’s comment. The Company supplementally advises the Staff that Paya is not currently party to any definitive agreement relating to any acquisition, and all potential acquisitions under consideration are immaterial in size and significance.

“We rely on bank sponsors . . .”, page 30

4.	Please disclose the length of the term of your agreements to sponsor your ACH network with Wells Fargo and Fifth Third, and briefly describe any other terms material to understanding these agreements and the agreement with BMO Harris. Please tell us what consideration you have given to filing these agreements as material contracts. See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 30 of the Draft Amendment to disclose the terms of the relevant contracts, where applicable. The Company has analyzed whether any of these contracts constitute material contracts required to be filed under Item 601(b)(10) of Regulation S-K. The Company respectfully advises the Staff that each of these contracts are made in the ordinary course of business and are of that sort which ordinarily accompany the operation of businesses in the payment processing space. Although the Company does not believe that Paya is substantially dependent on any of these contracts, it does feel it is appropriate to highlight the discretion available to the bank sponsors in these contracts and the possibility that the termination of a sponsorship could have an adverse impact on the Company’s business due to the need to transition services to an alternative provider. If any of these contracts were terminated, the Company believes it would be able to enter into alternative arrangements, although the Company may not be able to procure terms of an equal or more advantageous nature. Additionally, each of these contracts have wind down and de-conversion periods, which the Company believes would allow sufficient time for the Company to replace any of the aforementioned sponsors during such de-conversion periods. The Company is unable to predict with any certainty which terms might change in such alternative arrangements, and does not believe that a description of the specific terms of the current contracts beyond those already described in the registration statement would provide investors with meaningful additional information in evaluating this risk.

“Our initial stockholders, directors and officers may have a conflict of interest…”, page 39

5.	The bulleted list beginning on page 39 does not actually appear to list the conflicts of your initial stockholders, directors, and officers. Please revise for consistency.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 39 and 40 of the Draft Amendment in response to the Staff’s comment.

Proposal No. 1 — The Business Combination Proposal

Consideration, page 66

6.	You disclose that “the aggregate consideration to be paid in the Transactions will consist of…based on Holdings’ current capitalization, assuming no redemptions, an estimated $565.5 million in cash[, and] 48.0 million shares of Parent’s common stock.” Please provide more detail regarding how you arrived at the $565.5 amount of cash consideration and 48.0 million shares of common stock.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of the Draft Amendment in response to the Staff’s comment.

Earnout Shares, page 66

7.	Please define the “Median Target.”

The Company acknowledges the Staff’s comment and has revised the disclosure on page 67 of the Draft Amendment in response to the Staff’s comment.

Additional Agreements

Director Nomination Agreement, page 76

8.	We note your disclosure that “[p]ursuant to the Director Nomination Agreement, GTCR will be granted certain rights to nominate members of the board of Parent following the transaction, subject to certain conditions set forth in the Director Nomination Agreement.” Please briefly describe these certain rights and certain conditions. Further, please file the Director Nomination Agreement as an exhibit to your registration statement, or tell us why you do not believe you are required to do so. See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 76 of the Draft Amendment and has filed the Director Nomination Agreement as an exhibit to the registration statement in response to the Staff’s comment.

Background of the Merger , page 77

9.	Please revise throughout to provide details of the negotiations of the material terms of the transaction. Your disclosure should indicate the particular views and positions that were discussed at each meeting, as applicable, and how you reached final agreement on such terms. Such terms include, but are not limited to, consideration amounts, purchase price adjustments and the agreement to include earnout shares, material termination provisions and termination fees, stockholder approval requirements, the size of the PIPE investment, your obligations under the TRA, and the percentages held in the combined company by each party, including the Company, Seller, and Blocker Seller.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 80, 81 and 82 of the Draft Amendment in response to the Staff’s comment.

10.	There appear to be some discrepancies in meeting dates throughout your “Background of the Merger” disclosure. For example, we note the following disclosures:

On page 79, you disclose that “In January 2020, representatives of the financial advisor to Target C introduced representatives of the Company to the management team of Target C and, on January 28, 2020, we executed an NDA with Target C. In February 2019, representatives of Target C’s financial advisor provided representatives of the Company with information regarding Target C and, throughout March 2019, representatives of the Company held several face-to-face and video conference meetings with management of Target C to discuss Target C’s business and the terms of a potential transaction. During April 2019, representatives of the Company held calls with various members of Target C’s management team and conducted additional business due diligence and negotiated the terms of a potential transaction…On May 18, 2020, the parties executed a letter of intent providing (a) for the transaction structure and (b) that the parties would agree on a valuation following receipt of updated financials reflecting performance through the recent months during the COVID-19 crisis. In early June 2019, the parties agreed on a transaction valuation and began preparing materials for confidential investor marketing. Throughout June 2019, representatives of the Company worked with representatives of Target C” (emphasis added).

Please revise your filing to address what appears to be a discrepancy in your chronological discussion of the background of your merger agreement, or tell us why you have chosen to present your background discussion in this manner.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 79 of the Draft Amendment in response to the Staff’s comment.

Reasons for the Approval of the Merger, page 81

11.	To provide balanced disclosure for investors, please briefly describe any negative factors considered by your board when determining whether to enter into the merger agreement with Paya.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 84 and 85 of the Draft Amendment in response to the Staff’s comment.

12.	We note your disclosure that your board engaged and consulted “third-party experts and financial advisors including, but not limited to, Northland, Morgan Stanley and Stefan Elephante, a technology advisor.” Please amend your disclosure about the merger to briefly summarize any third-party reports, valuations, etc., provided to your board by Morgan Stanley and Stefan Elephante, including when the board considered these reports in relation to the meetings and negotiations discussed in your “Background of the Merger.”

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 80, 81 and 82 of the Draft Amendment in response to the Staff’s comment.

Description of Fairness Opinion of Northland, page 83

13.	Please revise to disclose the data underlying the results reached by Northland that are described in this section. For example, disclose the enterprise value, and the LTM, 2020E and 20201E revenue and gross profit for each company in the Comparable Public Company Analysis. Please provide similar information for the Comparable M&A Transaction Analysis. For each analysis, show how the information from the analysis resulted in the multiples/values disclosed.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 88, 89 and 90 of the Draft Amendment in response to the Staff’s comment.

Certain Projected Financial Information, page 91

14.	You disclose that “[t]he assumptions and estimates underlying the prospective financial information are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the prospective financial information.” Please briefly describe the material assumptions underlying the financial projections.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 94 and 95 of the Draft Amendment in response to the Staff’s comment.

Proposal No. 2 — The Charter Proposals, page 96

15.	You disclose that “[a]mendments to certain provisions of Parent’s amended and restated certificate of incorporation will require either the affirmative vote of the holders of at least 66 2/3% of the voting power of the outstanding capital stock of Parent or the affirmative vote of the holders of a majority of the voting power of the outstanding capital stock of Parent.” Please briefly describe the “certain provisions” discussed in this bullet point.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Draft Amendment in response to the Staff’s comment.

Vote Required for Approval, page 98

16.	Please clarify whether shareholders will vote for each charter proposal separately, and whether charter proposals can be approved individually, or if the approval of each proposal is conditioned upon the approval of all proposals. If these proposals are to be voted upon separately, please consider unbundling the proposals into separate proposals so as to allow shareholders to vote separately on material matters, or tell us why you do not believe you are required to do so. Please refer to Rule 14a-4(a)(3) of Regulation 14A, as well as Question 201.01 of the Division’s Exchange Act Rule 14a- 4(a)(3) Compliance and Disclosure Interpretations.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 100 of the Draft Amendment in response to the Staff’s comment.

Material U.S. Federal Income Taxes, page 112

17.	It appears from your Exhibit Index that you intend to file a short form tax opinion as exhibit 8.1 to your proxy/registration statement. Please amend your disclosure to clearly state that the disclosure in the tax consequences section of the prospectus is the opinion of the named counsel. See Section III.B.2. of Staff Legal Bulletin 19, available on our public website.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 116 of the Draft Amendment in response to the Staff’s comment.

Information About Fintech

Employees, page 118

18.	We note your disclosure that “[e]ach of [y]our executive officers and directors is engaged in other business endeavors and is not obligated to contribute any specific number of hours per week to [y]our affairs, but they intend to devote as much of their time as they deem necessary to our affairs until we have completed the Business Combination.” Please provide risk factor disclosure related to your officers and directors engaging in other business endeavors, and the time they intend to devote to your business.

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 40 and 41 of the Draft Amendment in response to the Staff’s comment.

Information About Paya

Company Overview, page 130

19.	Please disclose the measure by which you determined you are a “leading” independent integrated payments and commerce platform.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Draft Amendment to disclose the Company’s basis for concluding that Paya is a leading platform.

20.	We note your disclosure that “[you] derive most of [y]our revenue from fees paid by [y]our customers which principally include a processing fee that is charged as a percentage of total payment volume.” Please briefly describe your other sources of revenue. As a related matter, please clearly define “customer,” “premier customer,” and “partner,” and clarify the manner by which you charge fees or otherwise generate revenues from each.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Draft Amendment to disclose the percentage of revenue derived from fees based on payment volume and to briefly describe other sources of revenue. In addition, the Company has revised its disclosure to clarify the usage of “customer”and “partner” and remove the usage of “premier customer.”

21.	We also note your disclosure that “[i]n some cases, including card processing in [y]our government and utilities end-market and in ACH and check processing, fees are charged in the form of a fixed fee per transaction. [You] also derive a portion of revenue from monthly and annual fees for customers to use the Paya Connect platform and its suite of value-added services.” Please clarify the other ways by which you charge fees to your customers. Disclose the percentage of your revenue derived from fees per transaction, recurring fees for use of the Paya Connect platform, and any other source of fees, respectively, or tell us why you are not required to do so.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 134 of the Draft Amendment to align the revenue discussion to match the presentation in the Company’s financial statements and to provide revenue percentages that are categorized consistently with the Company’s statement of operations.

Segments, page 131

22.	Please clarify whether your Paya connect platform falls into one segment, or whether and which services provided by the Paya connect platform are included in each segment, respectively.

The Company acknowledges the Staff’s comment and advises the Staff that it has clarified the disclosure by removing the reference to the Paya Connect platform in the paragraph on page 134 discussing sources of revenue. The Company supplementally advises the staff that the Paya Connect platform contributes revenues to both segments, but management does not classify revenue based on its relationship to Paya Connect and the Company does not believe such classification is meaningful to an evaluation if its business.

Key Trends Impacting Our Market, page 133

23.	Please tell us whether you commissioned the Accenture market study. If so, please provide the consent required by Rule 436 and Section 7 of the Securities Act.

The Company advises the Staff that it has commissioned the Accenture study, however it is unable to obtain the consent of Accenture to be named as an expert in the registration statement. Accordingly, the Company has revised the disclosure on page 137 of the Draft Amendment to remove the reference to Accenture and appropriately qualify its assertions regarding total addressable market.

Partner-centric Distribution, page 136

24.	Please clarify what is meant by “future-proof payments platform” and “sandbox environment.”

The Company acknowledges the Staff’s comment and has revised the disclosure on pages 141 and 142 of the Draft Amendment in response to the Staff’s comment.

Paya’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Revenue, page 159

25.	We note your disclosure that “[t]he increase in Integrated Solutions revenue was driven by increased volume from both new and existing customers.” Please clarify the percentage increase attributable to each of new and existing customers, respectively, or tell us why you are not required to do so. In an appropriate place in your filing, define “new customers” and “existing customers,” including any relevant time period by which you define each. Make conforming changes to your filing.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that it has removed the disclosure relating to “new customers” and “existing customers” because the Company does not typically quantify such data and does not believe such metrics are useful to investors in evaluating the Company’s business performance. The Company notes that it has not included this distinction elsewhere in the registration statement, and believes the deletion here is consistent with the presentation of business metrics through the rest of the registration statement.

Paya’s Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018, page 167

26.	The increase in cash provided by operating activities was significantly impacted by changes in assets and liabilities, net of the impact of business acquisitions. Please revise to discuss these changes.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 171 of the Draft Amendment in response to the Staff’s comment.

Critical Accounting Policies

Goodwill and other intangible assets, net, page 170

27.	Please clarify when a quantitative test is required in the goodwill impairment evaluation. In addition, please provide information for investors to assess the probability of future goodwill impairment charges. For example, please disclose whether any of your reporting units are at risk of failing the quantitative impairment test or that the fair value of each of your reporting units are substantially in excess of carrying value and are not at risk of failing. If a reporting unit is at risk of failing, you should disclose:

•	the percentage by which fair value exceeded carrying value at the date of the most recent step one quantitative test;
•	the amount of goodwill allocated to the reporting unit;
•	a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
•	a discussion of the degree of uncertainty associated with the assumptions; and
•	a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Please refer to Item 303(a)(3)(ii) of Regulation S-K, which requires a description of known uncertainties, and Section V of the Commission’s Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations, SEC Release No. 34-48960, issued December 19, 2003 and available on our website at www.sec.gov.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 174 of the Draft Amendment in response to the Staff’s comment.

Conflicts of Interest, page 190

28.	We note your disclosure that “Parent’s certificate of incorporation will, to the maximum extent permitted from time to time by Delaware law, renounce any interest or expectancy that Parent has in, or right to be offered an opportunity to participate in, specified business opportunities that are from time to time presented to certain of Parent’s officers, directors or shareholders or their respective affiliates, other than those officers, directors, shareholders or affiliates who are Parent’s or Parent’s subsidiaries’ employees.” Please amend your filing to include risk factor disclosure describing the risks to shareholders related to this provision.

The Company acknowledges the Staff’s comment and has revised the disclosure on page 45 of the Draft Amendment to include a risk factor relating to this provision.

Financial Statements, page F-1

29.	Please tell us your consideration and disclose why separate financial statements of FinTech Acquisition Corp. III Parent Corp. have not been presented.

The Company acknowledges the Staff’s comment and has revised the registration statement to include the financial statements of FinTech Acquisition Corp. III Parent Corp.

GTCR-Ultra Holdings II, LLC Audited Financial Statements

Notes to Consolidated Financial Statements, page F-82

30.	Please disclose supplementary financial information. Refer to Item 302 of Regulation S-K.

The Company respectfully advises the Staff that, since neither the Company nor Paya presently have any securities registered under Section 12(b) or 12(g) of the Exchange Act, neither entity is required to present selected quarterly financial data in the Registration Statement pursuant to Item 302(a) of Regulation S-K. This conclusion is consistent with the guidance set forth in Topic 1620 (specifically section 1620.2) “Selected Quarterly Financial Data Not Required” of the Financial Reporting Manual of the Division of Corporate Finance, which provides that “Selected quarterly financial data is not required to be furnished in a Form S-4 for a private target company that is being acquired by a registrant. Since the private company does not have any securities registered under Section 12(b) or 12(g) of the Exchange Act, it is not subject to the disclosure requirements of SK 302(a).”

The Company advises the Staff that following the registration of its common stock under Section 12(b) of the Exchange Act, it will present selected quarterly financial data in future periodic reports filed under the Exchange Act to the extent required by applicable rules, including Item 302(a) of Regulation S-K.

6. Long-term debt, page F-98

31.	Reference is made to page 169 where the maximum net leverage ratio permitted by the Credit Agreement’s financial covenant is discussed. Please provide similar disclosure regarding this covenant in Note 6.

The Company acknowledges the Staff’s comment and has revised the disclosure on page F-106 of the Draft Amendment in response to the Staff’s comment.

General

32.	Please file the following agreements as exhibits, or tell us why you believe you are not required to do so:

•	Agreement with AWS;
•	Tax Receivable Agreement; and
•	Strategic Alliance Agreement.

See Item 601(b)(10) of Regulation S-K.

The Company acknowledges the Staff’s comment and has filed the Tax Receivable Agreement as an exhibit to the registration statement in response to the Staff’s comment. The Company respectfully advises the Staff that it has given consideration to whether the agreement with AWS and the Strategic Alliance Agreement are required to be filed as material contracts under Item 601(b)(10) of Regulation S-K and has concluded that they are not for the reasons set forth below.

With respect to the agreement with AWS, the Company has concluded that the agreement is not material because the amounts paid to AWS are small (approximately $0.3 million for the twelve months ended June 30, 2020) and the Company is transacting business with AWS on the same terms as other similarly situated businesses.

With respect to the Strategic Alliance Agreement (the “SAA”), the Company has concluded that the agreement is not material because it is of the sort that ordinarily accompanies the Company’s partner arrangements.  Moreover, Sage Software Inc. (“SSI”) is not a related person to the Company, and the Company is not substantially dependent on its commercial arrangements with SSI.  The Company supplementally informs the Staff that the referral fees the Company pays to SSI pursuant to the SAA represent less than 6% of the Company’s aggregate referral fees.  Additionally, the Company notes that the existing customer relationships governed by the SAA are currently processed on Paya’s platform and the Company ultimately owns the customer agreements that govern these existing customer relationships. Even if the SAA were terminated or failed to renew, the Company would not lose the existing revenue simply through the termination or non-renewal. Such customers would need to affirmatively switch to a different platform in order to adversely impact Paya.

In addition, the Company has revised the Draft Amendment to remove certain contracts from the disclosure of Related Party Transactions as such arrangements are not with persons who will serve as directors or executive officers of the surviving or acquiring company following the Transactions and are therefore not required pursuant to Item 18(a)(7)(iii) of Form S-4.

*    *   *   *

If you have any questions regarding this letter, please contact Derick Kauffman, the Company’s legal counsel, at (215) 731-9450.

Sincerely yours,

/s/ James J. McEntee, III
James J. McEntee, III
President and Chief Financial Officer
FinTech Acquisition Corp. III Parent Corp.

cc:	Derick Kauffman
Ledgewood, PC

Adam Phippen
Angela Lumley
Lilyanna Peyser
U.S. Securities and Exchange Commission